SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                         POST-EFFECTIVE AMENDMENT NO. 3

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(B) OR (G) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                 MIM CORPORATION
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

               DELAWARE                                     05-0489664
          (State of Incorporation                      (I.R.S. Employer
        Incorporation or Organization)                 Identification No.)

           100 CLEARBROOK ROAD                                 10523
              ELMSFORD, NEW YORK                            (Zip Code)
   (Address of principal executive offices)

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box |_|

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box |X|

Securities Act registration statement file number to which this Form relates:

                                                                       None

Securities to be registered pursuant to Section 12(b) of the Act:      None

         Title of Each Class        Name of each exchange on
         to be so Registered        which each class is to be registered
         -------------------        ------------------------------------

         None

Securities to be registered pursuant to Section 12(g) of the Act:

          Series A Junior Participating Preferred Stock Purchase Rights

                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

         By resolution adopted on November 26, 2002, the Board of Directors (the "Board") of MIM Corporation (the "Company") amended and restated the Rights Agreement, dated as of November 24, 1998, as amended on December 14, 1998 and May 20, 1999, between the Company and American Stock Transfer and Trust Company, as Rights Agent.

         The amendment and restatement of the Rights Agreement was not in response to any action by a third party. Rather, the Board amended the Rights Agreement to bring it up to date with the current needs of the Company and to ensure that all the Company's stockholders are treated fairly in the event of an unsolicited takeover of the Company or other tactics intended to gain control of the Company without maximizing stockholder value. The amendments to the Company's Rights Agreement were made after a routine review of the Rights Agreement which is performed by the Company from time to time and include: (i) removal of the "Permitted Offer" feature; (ii) removal of references to "Continuing Director" approvals; (iii) removal of the "40% Person" test; and
(iv) extension of the expiration date from November 24, 2008 to November 24, 2012.

         In accordance with the Board's resolution, on December 3, 2002, the Company and the Rights Agent executed and delivered an Amended and Restated Rights Agreement (the "Amended and Restated Rights Agreement"), which is filed as Exhibit 4.1 to this Post-Effective Amendment No. 3 on Form 8-A/A.

         On December 4, 1998, the Company filed a Registration Statement on Form 8-A (as amended on December 14, 1998 by Post-Effective Amendment No. 1 on Form 8-A/A thereto and on May 20, 1999 by Post-Effective Amendment No. 2 on Form 8-A/A thereto, the "Registration Statement") to register the Series A Junior Participating Preferred Stock Purchase Rights issuable under the Rights
Agreement under the Securities Exchange Act of 1934. The description of the Rights contained in Item 1 of the Registration Statement is hereby deleted in its entirety and replaced with the description of the Rights set forth in Item 1 to this Post-Effective Amendment No. 3 to the Registration Statement on Form 8-A/A. The Amended and Restated Rights Agreement (including the form of Rights Certificate and Certificate of Designations of Preferred Stock as exhibits thereto) is attached hereto as Exhibit 4.1 and is incorporated herein by reference in its entirety.

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On November 24, 1998, the Board originally declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's common stock, par value $.0001 per share ("Company Common Stock"), to stockholders of record at the close of business on December 4, 1998 (the "Record Date") and for each share of Company Common Stock issued (including shares distributed from the Company's treasury) by the Company from and after the Record Date up to, but not including, the Distribution Date (as defined below). The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, dated as of December 3, 2002 (the "Amended and Restated Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent. The Amended and Restated Rights Agreement amends and restates the original Rights Agreement, dated as of November 24, 1998, as amended on December 14, 1998 and May 20, 1999 (the "Original Rights Agreement").

         Each Right entitles the registered holder, subject to the terms of the Amended and Restated Rights Agreement, to purchase from the Company one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.0001 per share ("Preferred Stock"), of the Company, at a purchase price of $20.00 per share, in cash (the "Purchase Price"), subject to adjustment as more fully set forth below. In general, each Unit has substantially the same economic attributes and voting rights as one share of Company Common Stock.

         The following summary description of the Rights and the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the terms and provisions of the Amended and Restated Rights Agreement as well as to the Certificate of Designations of Series A Junior Participating Preferred Stock filed with the Delaware Secretary of State on December 4, 1998, including the definitions therein of certain terms.

DESCRIPTION OF THE RIGHTS

         Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights certificates will be distributed; the Rights will not be separately traded. The Rights will separate from the Company Common Stock and Rights certificates will be separately distributed (the "Distribution Date") and the Rights will be separately traded upon the earliest to occur of (i) ten (10) business days (or, subject to certain limitations, such later date as may be determined by action of the Board prior to such time) following a public announcement (the date of such announcement being the "Stock Acquisition Date") that (a) a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Company Common Stock or (b) the Board has, in accordance with the criteria set forth in the Amended and Restated Rights Agreement, declared a person who beneficially owns at least 10% of the then outstanding shares of Company Common Stock to be an "Adverse Person," (ii) ten (10) business days (or, subject to certain limitations, such later date as may be determined by action of the Board prior to such time) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Company Common Stock and (iii) the occurrence of a Flip-Over Event (as defined below). Until the Distribution Date, (i) the Rights will be evidenced solely by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (including shares distributed from the Company's treasury) will contain a notation incorporating the Amended and Restated Rights Agreement by reference and (iii) the surrender for transfer of any Company Common Stock certificates will also constitute the transfer of the Rights associated with the Company Common Stock evidenced by such certificates.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 24, 2012, unless the Rights are earlier redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, separate Certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

         In the event (a "Flip-In Event") that (i) a person becomes an Acquiring Person (other than pursuant to a Flip-Over Event), (ii) the Board declares a person to be an Adverse Person, (iii) the Company is the surviving corporation in a merger with an Acquiring Person in which shares of Company Common Stock shall remain outstanding, (iv) an Acquiring Person or an Adverse Person engages in one or more "self-dealing" transactions specified in the Amended and Restated Rights Agreement, or (v) during such time that an Acquiring Person or an Adverse Person exists, an event occurs which results in such Acquiring Person's or Adverse Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units issuable upon exercise of a Right prior to the Flip-In Event. Notwithstanding the foregoing, following the occurrence of any Flip-In Event all Rights that are, or (under certain circumstances specified in the Amended and Restated Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person (or by certain related parties) will be null and void.

         In the event (a "Flip-Over Event") that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, then, in each such case, each holder of a Right (except Rights which previously have been voided as described above) shall be entitled to receive, upon exercise, common stock of the Acquiring Person or Adverse Person having a value equal to two times the exercise price of the Right.

         The Purchase Price payable, and the number of Units issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent economic and voting rights dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Company Common Stock,
(ii) if holders of the Company Common Stock are granted certain rights or warrants to subscribe for Company Common Stock or convertible securities at less than the current market price of the Company Common Stock, or (iii) upon the dividend or distribution, as the case may be, of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above) to the holders of the Company Common Stock.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Company Common Stock prior to the date of exercise.

         At any time prior to the Distribution Date, the Company, by action of the Board, may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the "Redemption Price"), subject to adjustment in certain events, payable, at the election of the Board, in cash, shares of Company Common Stock or such other form of consideration as the Board may determine. Immediately upon effectiveness of the action of the Board ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The ten-day period of redemption between the Stock Acquisition Date and the Distribution Date may be extended by the Board so long as the Rights are then redeemable.

         At any time prior to the Distribution Date, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an Adverse Person, or an affiliate or an associate of an Acquiring Person or an Adverse Person, which will have become null and void), in whole or in part, for shares of Company Common Stock at an exchange ratio determined as provided in the Amended and Restated Rights Agreement.

         Until a Right is exercised, the holder thereof will have no rights as a stockholder of the Company with respect to such Right, including, without limitation, the right to vote or to receive dividends. Following exercise of a Right, the holder's rights will be determined by the type of consideration received upon the exercise. Although the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units (or other consideration) or are exchanged as provided in the preceding paragraph.

         The provisions of the Amended and Restated Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Amended and Restated Rights Agreement may be amended in order to (i) cure any ambiguity, defect or inconsistency, (ii) make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or (iii) shorten or lengthen any time period under the Amended and Restated Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made after the Rights are no longer redeemable.

         A copy of the  Amended and  Restated  Rights  Agreement  is attached as
Exhibit 4.1 to this Post-Effective Amendment No. 3 on Form 8-A/A. A copy of the Amended and Restated Rights Agreement also is available free of charge from the Company, 100 Clearbrook Road, Elmsford, New York 10523, Attention: General Counsel. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

ITEM 2. EXHIBITS.

     4.1 Amended and Restated Rights Agreement, dated as of December 3, 2002, between MIM Corporation and American Stock Transfer and Trust Company, as Rights Agent (including the form of rights certificate and certificate of designation).

     4.2  Letter to  Stockholders  of MIM  Corporation,  dated as of December 4,
          2002.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Post-Effective Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      MIM Corporation

                                      By:      /s/ Barry A. Posner
                                               --------------------------------
                                               Name:  Barry A. Posner
                                               Title: Executive Vice President


Date:  December 4, 2002

                                INDEX TO EXHIBITS



Exhibit Number       Description of Exhibits
--------------       -----------------------

     4.1 Amended and Restated Rights Agreement, dated as of December 3, 2002, between MIM Corporation and American Stock Transfer and Trust Company, as Rights Agent (including the form of rights certificate and certificate of designations).

     4.2 Letter to Stockholders of MIM Corporation, dated as of December 4, 2002.